Confidential

ROYALTY AGREEMENT

among:

TRILLIUM THERAPEUTICS INC.,
an Ontario corporation;

FLUORINOV PHARMA INC.,
an Ontario corporation;

and

the SHAREHOLDERS

___________________________

Dated as of January 26, 2016

___________________________

TABLE OF CONTENTS

1.	DESCRIPTION OF TRANSACTION AND PAYMENT MECHANICS		1
2.	FUTURE PAYMENTS; ROYALTIES		2
	2.1	Lump Sum Royalty Payment.	2
	2.2	Variable Royalties	3
	2.3	Reports; Payment of Royalty; Payment Exchange Rate and Currency Conversions.	4
	2.4	Maintenance of Records; Audits.	5
	2.5	Obligations to Continue.	6
	2.6	Purchaser's Determination.	6
	2.7	Withholding.	6
	2.8	Payments in Securities.	7
3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY SHAREHOLDERS		7
	3.1	Authority	7
	3.2	No Conflict.	8
	3.3	Canadian Resident.	8
	3.4	Bankruptcy	8
4.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		8
5.	MISCELLANEOUS PROVISIONS		8
	5.1	Confidentiality	9
	5.2	Public Announcements.	9
	5.3	Further Assurances.	9
	5.4	Fees and Expenses.	9
	5.5	Attorneys' Fees.	10
	5.6	Notices.	10
	5.7	Headings.	10
	5.8	Counterparts and Exchanges by Electronic Transmission or Facsimile.	10
	5.9	Governing Law; Dispute Resolution.	10
	5.10	Successors and Assigns.	11
	5.11	Remedies Cumulative; Specific Performance	11
	5.12	Waiver	12
	5.13	Amendments.	12
	5.14	Severability.	12
	5.15	Parties in Interest.	12
	5.16	Entire Agreement.	12
	5.17	Construction	12

TABLE OF CONTENTS
(Continued)

5.18	Advice of Counsel.	13

(ii)

ROYALTY AGREEMENT

THIS ROYALTY AGREEMENT (the "Agreement") is made and entered into as of January 26, 2016, by and among: TRILLIUM THERAPEUTICS INC., an Ontario corporation ("Purchaser"); FLUORINOV PHARMA INC., an Ontario corporation (the "Company"); and each of the shareholders of the Company listed on the signature pages hereto (the "Shareholders"). Certain other capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.      The Shareholders beneficially own and control all of the issued and outstanding shares in the capital of the Company.

B.      Pursuant to a share purchase agreement (the "Share Purchase Agreement") dated the date hereof between the Parties hereto, Purchaser proposes to acquire from the Shareholders all of the issued and outstanding shares of the Company.

C.      It is a condition to the execution and delivery of the Share Purchase Agreement (and the completion of the transactions contemplated therein) that each of the Shareholders execute and deliver to the Company and Purchaser:

a.       a general release agreement in a form agreed between the Parties; and

b.       a confidentiality and non-solicitation agreement in favour of the Company and Purchaser.

D.      It is a condition to the execution and delivery of the Share Purchase Agreement that Abdelmalik Slassi execute and deliver to the Company and Purchaser a non-competition agreement and a lock-up agreement (the “Lock-Up Agreement”); and

E.      In consideration of the Shareholders executing the foregoing agreements, and in consideration of the completion of the transactions contemplated by the Share Purchase Agreement, Purchaser has agreed to enter into this Agreement.

AGREEMENT

The Parties to this Agreement agree as follows:

1.      DESCRIPTION OF TRANSACTION AND PAYMENT MECHANICS

The Purchaser hereby agrees and covenants to pay to the Shareholders the Lump Sum Royalty Payments and Royalty Payments, from time to time, if and when required as set out in this Agreement. In the case of any payments being made hereunder to the Shareholders, such payments shall be made at the times required by Article 2:

(a)      in the case of a Lump Sum Royalty Payment, (A) automated clearing house direct payment to each of the Shareholders’ bank accounts located in Canada or the United States designated in writing, of their proportionate share of the relevant Lump Sum Royalty Payment, in accordance with the Consideration Allocation Spreadsheet, and (B) delivery to each of the Shareholders (subject to compliance with the Lock-Up Agreement, if applicable to such Shareholder) their proportionate number of common shares of the Purchaser, certificated in the name of the relevant Shareholder or nominee, duly issued and authorized, in accordance with the respective entitlements and instructions set out in the Consideration Allocation Spreadsheet; and

(b)      in the case of Royalty Payments automated clearing house direct payment to each of the Shareholders bank accounts located in Canada or the United States designated in writing, of their proportionate share of the relevant Royalty Payment, in accordance with the Consideration Allocation Spreadsheet.

2.      FUTURE PAYMENTS; ROYALTIES

2.1      Lump Sum Royalty Payment.

(a)       Subject to the terms and conditions of this Agreement, Purchaser shall, within sixty (60) days following the date when the following events are achieved, give written notice to the Shareholders and shall pay the Shareholders, in accordance with the Consideration Allocation Spreadsheet, the corresponding aggregate payments (the "Lump Sum Royalty Payments"):

Event	Lump Sum Royalty Payments
Dosing of the first patient with a Fluorinov Compound in a Phase 2b Trial (payable one time only)	$10,000,000
Regulatory Approval of the first Fluorinov Product by a Regulatory Authority (payable one time only)	$20,000,000

For greater certainty, payments shall be made pursuant to this Section 2.1 only to the extent that the Fluorinov Compound is the subject matter of a Fluorinov Patent.

(b)      Each of the two Lump Sum Royalty Payments shall be payable only once, on the first achievement of such milestone event, regardless of the number of Fluorinov Compounds that result in dosings in a Phase 2b Trial or however many Regulatory Approvals become applicable to Fluorinov Products.

(c)      Amounts payable pursuant to this Section 2.1 shall be made to the Shareholders in cash, and/or subject to Section 2.8, common shares of Purchaser (with the exact proportion being at the discretion of Purchaser, provided that at least fifty percent (50%) of the payments shall be made in the form of cash (unless otherwise agreed between Purchaser and a particular recipient Shareholder). The issuance of common shares to Shareholders, and the resale of such common shares to be received by the Shareholders, are subject to applicable securities laws.

(d)      The value of the common shares of Purchaser to be delivered pursuant to this Section 2.1 shall (unless otherwise agreed between Purchaser and a particular recipient Shareholder) be based upon the volume weighted average trading price (defined as VWAP in the TSX Company Manual) of the common shares of Purchaser on the Toronto Stock Exchange for the thirty (30) trading days immediately preceding the date of issuance of such shares to the Shareholder, calculated by dividing the total dollar value of shares of the Purchaser traded on the Toronto Stock Exchange through the period by the total number of shares traded on the Toronto Stock Exchange through the relevant period.

2.2      Variable Royalties.

(a)      Royalty Rates. Subject to the terms and conditions of this Agreement, Purchaser shall pay to the Shareholders royalties on Net Sales of Fluorinov Products (the "Royalty Payments") in an amount equal to the following:

Portion of Annual Net Sales	Royalty Rate
For the portion of Net Sales of all Fluorinov Products in a calendar year less than or equal to $250,000,000	2.0%
For the portion of Net Sales of all Fluorinov Products in a calendar year of in excess of $250,000,000, but less than or equal to $750,000,000	4.0%
For the portion of Net Sales of all Fluorinov Products in a calendar year in excess of $750,000,000	5.0%

For greater certainty, Royalty Payments shall be made pursuant to this Section 2.2 and Section 2.3 only to the extent that the Fluorinov Compound is the subject matter of a Fluorinov Patent.

(b)      Term of Royalty Obligation. Royalties on the Fluorinov Product shall commence upon the First Commercial Sale of a Fluorinov Product and will continue on a product-byproduct and country-by-country basis until expiration of the last to expire Valid Claim covering such Fluorinov Product, it being understood, for greater certainty, that no royalties shall be paid on any Net Sales in any country where there is not a Valid Claim at the time of sale.

(c)      Calendar Basis and Incremental Percentage. For purposes of determining which royalty rate shall apply pursuant to Section 2.2(a), Net Sales shall be calculated on a calendar year basis, with the first calendar year running from the date of First Commercial Sale of a Fluorinov Product until the following December 31st and the final calendar year running from January 1 until the date of expiration or termination of this Agreement. The royalty rates set forth in Section 2.2(a) shall be applied incrementally; for example, if the Net Sales of Fluorinov Products subject to Section 2.2(a) in a given calendar year is $400,000,000, the first $250,000,000 of Net Sales will be subject to a royalty of two percent (2.0%) and the remaining $150,000,000 of Net Sales will be subject to a royalty of four percent (4.0%) .

(d)      Royalty Stacking. The Parties recognize and agree that, in order to develop and commercialize Fluorinov Products, it may be necessary for the Purchaser, Company and/or their Affiliates and/or their respective Licensees to make use of and/or incorporate several or multiple elements of intellectual property from several or multiple sources. Purchaser, the Company and/or their Affiliates and/or their respective Licensees will determine, in their sole judgment, which elements of intellectual property are necessary and/or desirable for the development and/or commercialization of the Fluorinov Products. Royalty payments or license fees to third parties ("Third Party Amounts") may occur if intellectual property owned by a third party is required or desirable for the commercialization of the Fluorinov Products. All types of Third Party Amounts that Purchaser, the Company and/or their respective Affiliates and/or their respective Licensees may determine are necessary or desirable to obtain licenses or other rights to use or incorporate intellectual property or products other than the Fluorinov Patents relating to development and commercialization of Fluorinov Products that are paid to third parties will be creditable against royalties owed to the Shareholders hereunder; provided that; in no event will such Third Party Amounts be credited against more than fifty percent (50%) of royalty payments otherwise owed to the Shareholders. For clarity, the Shareholders shall always receive no less than fifty percent (50%) of the total royalty payments owed to the Shareholders regardless of any Third Party Amounts.

2.3      Reports; Payment of Royalty; Payment Exchange Rate and Currency Conversions.

(a)      Within seventy-five (75) calendar days following the end of each calendar quarter following the First Commercial Sale of a Fluorinov Product, Purchaser shall furnish to each of the Shareholders a written report for the calendar quarter showing the Net Sales of Fluorinov Products sold by the Company, Purchaser, their Affiliates and their Licensees during such calendar quarter, itemizing such Net Sales and the amount of actual payments from Net Sales received by the Company, Purchaser and their Affiliates from Licensees during such calendar quarter, the currencies in which such sales were made, the currencies in which such amounts were paid to the Company, Purchaser and their Affiliates, Third Party Amounts, as applicable and the royalties payable under this Agreement for such calendar quarter. Such written report shall include the gross sales of Fluorinov Products, an itemized calculation of any deductions taken from such gross sales to arrive at Net Sales for the applicable calendar quarter and the calculation of the amount of royalty payment due on such Net Sales. Simultaneously with the submission of the written report, Purchaser shall pay to each Shareholder a sum equal to the aggregate royalty due to such Shareholder for such calendar quarter calculated in accordance with this Agreement. For greater certainty, and notwithstanding anything contained herein:

(i)       Purchaser's obligation to make payments pursuant to Sections 2.2 and 2.3 shall be subject to receipt by the Company, Purchaser and/or their Affiliates of the corresponding amounts payable by Licensees thereto; and

(ii)      any reports in respect of Net Sales generated by Licensees shall not require the disclosure by Purchaser of any information which is not otherwise provided by the Licensee(s) notwithstanding that Company and Purchaser shall use reasonable commercial efforts in the Contract with each Licensee with which the Company, the Purchaser or their respective Affiliates have direct contractual relations to seek to obtain such information to the extent practicable.

(b)      For the purposes of calculating the amounts payable by Purchaser in respect of Net Sales generated by Licensees, such amounts shall only be payable on the basis of the methodologies and scheduling contemplated in this Section 2.3 in respect of the calendar quarter (and only in respect of the funds) in respect of which the Company, Purchaser or any of their Affiliates receives payment in such calendar quarter in respect of Net Sales generated by the Licensees.

(c)      Method of Payment. All Royalty Payments to be made by Purchaser to each Shareholder under this Agreement shall be paid by automated clearing house (ACH) direct payment in immediately available funds to such bank account (located in Canada or the United States) as set out in Schedule 2.3(c) or as updated in writing by such Shareholder from time to time on at least sixty (60) days' notice prior to any payment being made hereunder. All dollar amounts referred to in this Agreement are expressed in Canadian dollars and all payments to the Shareholders under this Agreement shall be made in Canadian dollars. With respect to amounts received by the Company, Purchaser and their respective Affiliates in a currency other than Canadian dollars, the amounts shall be converted into Canadian dollars at the prevailing rate for the conversion of such currency into Canadian dollars as published by the Bank of Canada for the last Business Day of the quarter to which the payments relate to (regardless of any conversion calculations or methodologies in any agreement with any Licensee).

If by law, regulation or fiscal policy of any country, conversion from that country's currency into Canadian dollars is restricted or forbidden, written notice thereof shall be given to the Shareholders, and the payments of amounts from that country shall be made through such lawful means as determined by Purchaser.

2.4      Maintenance of Records; Audits.

(a)      Record Keeping by Purchaser. Purchaser, Company and their Affiliates shall keep complete and accurate records in sufficient detail to enable the royalties payable hereunder to be determined. Upon thirty (30) days prior written notice from any Majority Shareholders, Purchaser shall permit an independent certified public accounting firm of nationally recognized standing selected by such Shareholder(s) and reasonably acceptable to Purchaser, at the expense of the Majority Shareholders, to have access during normal business hours to examine the pertinent books and records of the Company, Purchaser, their Affiliates as may be reasonably necessary to verify the accuracy of the royalty reports hereunder. The examination shall be limited to the pertinent books and records for any year ending not more than thirty-six (36) months prior to the date of such request (so that the records need only be retained for three (3) years from the end of the calendar year to which they pertain). An examination under this Section 2.4 shall not occur more than once in any calendar year. The accounting firm shall disclose to the inquiring Majority Shareholders (who shall then be free to disclose to the other Shareholders) only whether the royalty reports are correct or incorrect and the specific details concerning any discrepancies. No other information shall be provided to the Shareholders. All such accounting firms shall sign a confidentiality agreement (in form and substance reasonably acceptable to Purchaser) as to any of the Company's, Purchaser's or its Affiliate's Confidential Information that such accounting firms are provided, or to which they have access, while conducting any audit pursuant to this Section.

(b)      Underpayments/Overpayments. If such accounting firm correctly concludes that additional royalties were owed during such period, Purchaser shall pay such additional royalties within thirty (30) days of the date the Majority Shareholders deliver to Purchaser such accounting firm's written report so correctly concluding. If such underpayment exceeds five percent (5%) or ten thousand dollars ($10,000) of the sums correctly due the Shareholders, then the fees charged by such accounting firm for the work associated with the underpayment audit shall be paid by Purchaser. Any overpayments by Purchaser will be credited against future Royalty Payments or Lump Sum Royalty Payments.

(c)      Record Keeping by Licensee. Purchaser shall, and shall cause the Company and their Affiliates to, use reasonable commercial efforts to include in each license of Fluorinov Patents a provision requiring the Licensee to make reports to Purchaser or Company or their Affiliates as the case may be, to keep and maintain records of sales made pursuant to such license, and to grant access to such records by the Majority Shareholders' independent accountant to the same extent required of Purchaser under this Agreement.

(d)      Confidentiality. The Shareholders shall treat all financial information subject to review under this Section 2.4, or under any license agreement, in accordance with the confidentiality provisions of Section 5.1 of this Agreement.

(e)      Late Payments. Any amount owed by the Purchaser to the Shareholders (other than amounts in respect of which the Purchaser has a bona fide basis for disputing its obligation to pay such amount, whether in connection with a setoff under the Share Purchase Agreement or otherwise) under this Agreement that is not paid within the applicable time period set forth herein shall accrue interest at the rate declared as of the due date thereof by The Royal Bank of Canada as being its prime rate for commercial loans in Canada plus three percent (3%).

2.5      Obligations to Continue.

For greater certainty, in the event of any sale, transfer, assignment, license and/or sublicense of Fluorinov Patents, the obligations of Purchaser to the Shareholders to pay Lump Sum Royalty Payments and Royalty Payments shall remain in full force and effect and shall apply to the commercial exploitation of such Fluorinov Products by such third party contractor, acquirer or Licensee mutatis mutandis.

2.6      Purchaser's Determination.

In connection with all matters relating to the business and operations of the Company (including, without limitation, relating to the Fluorinov Patents), Purchaser shall be entitled to apply its sole and absolute discretion as to how to deal with such business and operations going forward. Nothing contained in this Agreement shall be construed as to require Purchaser to, or to require the Company or any Affiliate to expend any level or type of effort, or apply any particular resources, components or other assets, to undertake any efforts of any kind with respect to the business and operations of the Company (including, without limitation relating to the assets of the Company) and, without limiting the generality of the foregoing, shall not require any particular resources, components or other assets to be expended towards the achievement of:

(i)      any of the milestones in respect of the Lump Sum Royalty Payments contemplated in Section 2.1;

(ii)      the generation or collection of Net Sales;

(iii)      the research, development, commercialization, manufacture, marketing or sale of Fluorinov Products; or

(iv)      otherwise relating to the attainment of any achievements which would entitle the Shareholders to receive any amounts;

beyond that which Purchaser, in its sole and absolute discretion, determines to expend. All decisions regarding such matters shall be made by Purchaser and the Company in their sole and absolute discretion without any express or implied duty or obligation to the Shareholders in respect thereto.

2.7      Withholding.

All payments hereunder shall be made free and clear of any taxes, duties, levies, fees or charges, except, to the extent applicable, withholding taxes. Each Shareholder shall, within 10 days of any request by Purchaser, provide to Purchaser (i) a written representation in such form as may reasonably be requested by Purchaser certifying that the Shareholder is not a non-resident of Canada within the meaning of the ITA or (ii) a properly completed form NR301 form [currently available at http://www.cra-arc.gc.ca/E/pbg/tf/nr301/nr301-fill-13e.pdf, as such link or form may be amended or updated from time to time] to support the claim for a reduced withholding tax rate on any payment pursuant to a tax-treaty between the Shareholder’s jurisdiction of residence and Canada. Failure to supply either of these completed forms on a timely basis will result in full withholding tax rates as determined by the Purchaser and the ability of the Purchaser to presume the Shareholder to be a nonresident of Canada for the purposes of the ITA and not entitled to any tax-treaty protection. Purchaser shall make withholding payments due to the Shareholders in accordance with applicable tax legislation and shall provide the Shareholders with such written documentation regarding all such payments as available to Purchaser.

2.8      Payments in Securities.

(a)      Notwithstanding anything to the contrary in this Article 2, the Purchaser shall not be entitled to make any payment, or portion thereof, required under this Agreement by delivering its common shares to the Shareholders unless; at the time of such payment in shares (i) the Purchaser is a reporting issuer in the province of Ontario not on the list of defaulting issuers maintained by the Ontario Securities Commission pursuant to section 83 of the Securities Act (Ontario) and (ii) such shares would not be subject to any resale restrictions pursuant to applicable Ontario securities laws, other than any prohibition pursuant to section 76 of the Securities Act (Ontario) or similar legislation or restrictions which may arise upon a person who is a member of a control block and provided that the sale of the securities otherwise satisfies the conditions under section 2.6(3) of National Instrument 45-102 (as amended from time to time). For greater certainty, references to the common shares of the Purchaser herein shall include any securities of a successor Entity to the Purchaser.

(b)      Notwithstanding anything to the contrary in this Article 2, unless shareholder approval of the shareholders of the Purchaser has first been obtained for the issuance of a greater number of common shares of the Purchaser, the maximum aggregate number of common shares of the Purchaser that the Purchaser may issue and deliver under the Share Purchase Agreement and this Agreement, taken together, is 1,558,447 common shares. For greater certainty, if such limit is reached the remainder of any amounts owing shall be paid in cash.

(c)      Insofar as concerns any common shares of Purchaser to be issued to Abdelmalik Slassi hereunder, the issuance and treatment of such shares shall be subject to the terms and conditions of the Lock-Up Agreement.

3.      REPRESENTATIONS AND WARRANTIES OF THE COMPANY SHAREHOLDERS

Each of the Shareholders, severally but not jointly, hereby represents and warrants to the Purchaser as of the Closing Date, subject to such exceptions as are specifically disclosed in the Disclosure Schedule, as follows:

3.1      Authority.

Such Shareholder, if it is an Entity, has the absolute and unrestricted right, power and authority or, if such Shareholder is an individual, has capacity to enter into this Agreement and under each other agreement, document or instrument referred to in or contemplated by this Agreement to which the Shareholder is or will be a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and of each such other agreement, document and instrument to such Shareholder is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of such Shareholder, and no further action is required on the part of such Shareholder to authorize this Agreement or any other agreement, document and instrument to which such Shareholder is a party and the transactions contemplated hereby and thereby. This Agreement and each such other agreement, document and instrument to which such Shareholder is a party has been duly executed and delivered by such Shareholder, and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of such Shareholder, enforceable against each such party in accordance with their respective terms, subject to: (a) laws of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors' rights in general; and (b) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity.

3.2       No Conflict.

The execution and delivery by such Shareholder of this Agreement, the Shares held by the Shareholder on the date hereof and any other agreement, document or instrument referred to in or contemplated by this Agreement to which such Shareholder is a party and the consummation of the transactions contemplated hereby and thereby will not: (a) conflict with: (i) any provision of the articles of incorporation, bylaws, trusts agreement or other charter or organizational documents of such Shareholder if such Shareholder is an Entity; (ii) any Material Contract to which such Shareholder or any of such Shareholder's properties or assets is subject; or (iii) any judgment, order, decree, statute, law, ordinance, rule, regulation or other Legal Requirement applicable to such Shareholder or such Shareholder's properties or assets; or (b) require any further Consent from or on behalf of any Person.

3.3       Canadian Resident.

Except as disclosed in the Disclosure Schedule, the Shareholder is not a non-resident of Canada, within the meaning of the ITA.

3.4       Bankruptcy.

The Shareholder is not an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) and has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it. It has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of it or any of its undertakings, property or assets (including any of its shares) and no execution or distress has been levied on any of its undertakings, property or assets (including any of its shares), nor have any proceedings been commenced in connection with any of the foregoing.

4.       REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Purchaser represents and warrants to the Company and each Shareholder that each of the representations and warranties given by the Purchaser in the Share Purchase Agreement are true and correct as of the date hereof.

5.       MISCELLANEOUS PROVISIONS

5.1       Confidentiality

(a)       Each Party shall (and shall cause each of its Representatives to) hold in strictest confidence and not use in any manner, other than as expressly contemplated by this Agreement, all Confidential Information of the other Parties.

(b)       Subject to Section 5.2, Section 5.1(a) shall not apply to the disclosure of any Confidential Information where and to the extent that disclosure is required by Legal Requirement. In that case, the Party required to disclose (or whose Representative is required to disclose) shall, as soon as possible in the circumstances, notify the other Parties of the requirement of the disclosure including the nature and extent of the disclosure and the provision of the Legal Requirement pursuant to which the disclosure is required. To the extent possible, the Party required to make the disclosure shall, before doing so, provide to the other Parties the text of any disclosure. On receiving the notification, the other Parties may take any reasonable action to challenge the requirement, and the Party required to disclose shall (or shall cause the applicable Representative to), at the expense of the other Parties, assist the other Parties in taking that reasonable action to challenge the requirement to disclose.

(c)       For greater certainty, other than the Confidential Information of each Shareholder which constitutes “personal information” of such Shareholder within the meaning of the Personal Information Protection and Electronic Documents Act (Canada), which Confidential Information shall be kept confidential unless required to be disclosed pursuant to a Legal Requirement, nothing contained herein shall prevent Purchaser from disclosing any Confidential Information relating to the Company, or otherwise disclosing the terms and conditions of this Agreement, in such manner, and to such extent, as Purchaser may determine.

5.2       Public Announcements.

From and after the date of this Agreement, except as expressly contemplated by this Agreement, none of the Shareholders shall issue any press release or make any public statement regarding (or otherwise disclose to any Person the existence or terms of) this Agreement or the Share Purchase or any of the other transactions or documents contemplated by this Agreement, without Purchaser's prior written consent.

5.3       Further Assurances.

Each Party hereto shall execute and cause to be delivered to each other Party hereto such instruments and other documents, and shall take such other actions, as such other Party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

5.4       Fees and Expenses.

Each Party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such Party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such Party in connection with or by virtue of: (a) the negotiation, preparation and review of this Agreement and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement; and (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions.

5.5       Attorneys' Fees.

If any Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any Party hereto, the prevailing Party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing Party may be entitled).

5.6       Notices.

Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be provided in the form and manner set out in the Share Purchase Agreement.

5.7       Headings.

The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

5.8       Counterparts and Exchanges by Electronic Transmission or Facsimile.

This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in portable document format (PDF) or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

5.9       Governing Law; Dispute Resolution.

(a)       Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by the laws of the Province of Ontario and the laws of Canada applicable therein.

(b)       Venue. Any Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement (including a Legal Proceeding based upon willful breach or fraud or intentional misrepresentation) shall be brought or otherwise commenced in the Ontario Superior Court of Justice sitting in the City of Toronto. Each Party to this Agreement: (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of Ontario Superior Court of Justice (and each appellate court located in the Province of Ontario) in connection with any such Legal Proceeding; (ii) agrees that the Ontario Superior Court of Justice sitting in the City of Toronto shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defence or otherwise), in any such Legal Proceeding commenced in the Ontario Superior Court of Justice, any claim that such Party is not subject personally to the jurisdiction of such court, that such Legal Proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

5.10       Successors and Assigns and Parties.

(a)       This Agreement shall be binding upon: (a) the Company; (b) Purchaser; (c) the Shareholders and (d) the respective heirs, executors, successors and permitted assigns (if any) of the foregoing. This Agreement shall inure to the benefit of: (i) the Company; (ii) Purchaser; (iii) the Shareholders; and (iv) the respective heirs, executors, successors and permitted assigns (if any) of the foregoing.

(b)       After the Closing Date, Purchaser may freely assign any or all of its rights under this Agreement, in whole or in part, to any Affiliate of Purchaser without obtaining the Consent or approval of any other Party hereto or of any other Person. For greater certainty, no rights or interests hereunder of any Shareholder may be assigned, transferred or otherwise disposed of, in whole or in part, other than to a trust or corporation (the beneficiaries or shareholders of which are limited to the Shareholder and members of the Shareholder’s family), or pursuant to the laws of descent and distribution or by will except with the written consent of the Purchaser, which consent may be denied for any reason. If the transfer is to such a trust or corporation, such transfer shall be conditional upon the transferor and transferee covenanting and agreeing, on terms and conditions acceptable to the Purchaser, acting reasonably, that the trust or corporation will continue to only have beneficiaries or shareholders comprised of the Shareholder and/or members of the Shareholder’s family.

(c)       Notwithstanding the foregoing, FACIT may assign its rights and obligations under this Agreement to any corporation or entity in connection with a bona fide reorganization of FACIT or OICR or any successor entity of either of them provided that both FACIT and the assignee are jointly and severally liable for any obligations hereunder.

(d)       Obligations of FACIT. Each of the parties hereto acknowledges that the Trustees of FACIT are entering into this Agreement solely in their capacity as Trustees of FACIT, and that the obligations and liabilities (including those arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation, claims based on negligence or any other tort) of the trustees, managers, officers, consultants, agents or employees of FACIT hereunder (the “FACIT Personnel”) will not be binding upon the beneficiaries of FACIT (nor will resort be had to the personal property of the FACIT Personnel or of the beneficiaries of FACIT) (other than the assets of FACIT from time to time). The obligations or liabilities, if any, of the FACIT Personnel hereunder shall be satisfied only out of the property of FACIT (including FACIT’s rights hereunder and under the Royalty Agreement) and no resort may be had to the personal property of any of the FACIT Personnel. The provisions of this paragraph shall enure to the benefit of the heirs, successors, assigns and personal representatives of the FACIT Personnel and of the beneficiary of FACIT.

5.11       Remedies Cumulative; Specific Performance.

The rights and remedies of the Parties hereto shall be cumulative (and not alternative). The Parties to this Agreement agree that, in the event of any breach or threatened breach by any Party to this Agreement of any covenant, obligation or other provision set forth in this Agreement, for the benefit of any other Party to this Agreement: (a) such other Party shall be entitled (in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such other Party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

5.12       Waiver.

No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

5.13       Amendments.

This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered by or on behalf of Purchaser, the Company and the Majority Shareholders. Any such amendment shall be binding upon all Shareholders upon receipt of notice by such Shareholders, provided that such amendment treats all Shareholders equally in proportion to their shareholdings and no such amendment will prejudice one or more Shareholders disproportionally with respect to their rights and interest with respect to this Agreement and/or the Royalty Agreement to any other Party hereto.

5.14       Severability.

In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

5.15       Parties in Interest.

None of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the Parties hereto and their respective successors and assigns (if any).

5.16       Entire Agreement.

This Agreement, its Exhibits and Schedules and the other agreements referred to herein set forth the entire understanding of the Parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the Parties relating to the subject matter hereof and thereof.

5.17       Construction.

(a)       Company. Any reference in this Agreement to the "Company" shall be deemed to be a reference to the Company and, after Closing each of its subsidiaries if applicable (separately and in the aggregate), except to the extent otherwise specified herein or required by the context of the use of the word "Company" herein.

(b)       Gender; Etc. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(c)       Ambiguities. The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(d)       Including. As used in this Agreement, the words "include" and "including and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation." (e) References. Except as otherwise indicated, all references in this Agreement to "Sections," "Schedules" and "Exhibits" are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

(f)       References to Pay, Etc. For purposes of this Agreement, whenever the context requires (for example, when referring to the payment from the Royalty Payments), all references to "pay," "payment," "paid" and other similar terms shall include references to "deliver" and other similar terms.

(g)       Currency. As used in this Agreement, "$" means Canadian dollars. All references to currency herein are to lawful money of Canada unless otherwise indicated.

5.18       Advice of Counsel.

(a)       EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SUCH PARTY HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL (AND HAS SOUGHT SUCH ADVICE OR DETERMINED THAT SUCH ADVICE IS NOT NECESSARY), AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT.

(b)       Each Party to this Agreement acknowledges that the negotiation and drafting of this Agreement has been primarily undertaken by (i) Borden Ladner Gervais LLP, counsel to the Purchaser, (ii) Eve R. Wahn, counsel to the Company (iii) Bennett Jones LLP, special counsel to the Company. In such negotiations, Eve Wahn and Bennett Jones LLP have represented the interests of the Company and not the interests of any one or more of the Shareholders.

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The Parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

TRILLIUM THERAPEUTICS INC.

By:	“Niclas Stiernholm”
	Name:	Niclas Stiernholm
	Title:	President and CEO
Authorized Signing Officer

FLUORINOV PHARMA INC.

By:	“Abdelmalik Slassi”
	Name:	Abdelmalik Slassi
	Title:	President and CSO
Authorized Signing Officer

ROYALTY AGREEMENT SIGNATURE PAGE

[name of entity redacted for privacy reasons]

	By:	[name of signatory redacted for privacy reasons]
Name: [name of signatory redacted for
privacy reasons]
Title:
Authorized Signing Officer

FIGHT AGAINST CANCER INNOVATION
TRUST

“Jeff Courtney”

Name: Jeff Courtney
I have authority to bind the Trust and the
Trustees of the Trust

)
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	)	“Abdelmalik Slassi”
Witness:	)	ABDELMALIK SLASSI

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	)	[name of signatory redacted for privacy reasons]
Witness:	)	[name of signatory redacted for privacy reasons]

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	)	[name of signatory redacted for privacy reasons]
Witness:	)	[name of signatory redacted for privacy reasons]

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	)	[name of signatory redacted for privacy reasons]

ROYALTY AGREEMENT SIGNATURE PAGE

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Witness:	)	[name of signatory redacted for privacy reasons]

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	)	[name of signatory redacted for privacy reasons]
Witness:	)	[name of signatory redacted for privacy reasons]

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	)	[name of signatory redacted for privacy reasons]
Witness:	)	[name of signatory redacted for privacy reasons]

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Witness:	)	[name of signatory redacted for privacy reasons]

ROYALTY AGREEMENT SIGNATURE PAGE

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

"Affiliate" has the meaning ascribed thereto in the Business Corporations Act (Ontario).

"Agreement" shall have the meaning set forth in the preamble.

"Business Day" shall mean any day, except Saturdays and Sundays, on which banks are generally open for non-automated business in Toronto, Ontario.

"Closing" shall have the meaning set forth in the Share Purchase Agreement.

"Closing Date" shall have the meaning set forth in the Share Purchase Agreement.

"Company" shall have the meaning set forth in the preamble.

"Confidential Information" shall mean, in respect of a Party to this Agreement, at any time, all information relating to that Party which at the time is of a confidential nature (whether or not specifically identified as confidential), is known or should reasonably be known by the other relevant Party or its Representatives as being confidential, and has been or is from time to time made known to or is otherwise learned by the relevant other Party or any of its Representatives as a result of the matters provided for in this Agreement, and includes:

(i)      the existence and the terms of this Agreement and of any other contract, agreement, instrument, certificate or other document to be entered into as contemplated by this Agreement;

(ii)      a Party's business records and personal information; and

(iii)      all books and records and all other information and documentation with respect to the Company, the business of the Company and the Company's assets provided by the Shareholders and the Company to the Purchaser and its Representatives, including all notes, analyses, compilations, studies, summaries and other material prepared by the Purchaser and its Representatives as a result of the books and records, information or documentation.

Notwithstanding the foregoing, Confidential Information does not include any information if and to the extent that at the time has become generally available to the public other than as a result of a disclosure by the other Party or any of its Representatives in breach of its obligations hereunder or another legal obligation, any information that was available to the other Party or its Representatives on a non-confidential basis before the date of this Agreement or any information that becomes available to the other Party or its Representatives on a non-confidential basis from a Person (other than the Party to which the information relates or any of its Representatives) who is not, to the knowledge of the other Party or its Representatives, otherwise bound by confidentiality obligations to the Party to which the information relates in respect of the information or otherwise prohibited from transmitting the information to the other Party or its Representatives.

"Consent" shall mean any approval, clearance, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

"Consideration Allocation Spreadsheet" shall have the meaning set forth in the Share Purchase Agreement.

"Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan: (a) to which the Company or Purchaser is a party; (b) by which the Company or Purchaser is or may become bound or has, or may become subject to, any obligation; or (c) under which the Company or Purchaser has or may acquire any right or interest.

"Disclosure Schedule" means the disclosure schedule under the Share Purchase Agreement.

"Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“FACIT” and “Trust” means the Fight Against Cancer Innovation Trust, a trust established under the laws of the Province of Ontario, being one of the Shareholders, settled pursuant to a Trust Agreement made September 27, 2012 between OICR, as Settlor and [names of individuals redacted for privacy reasons], as Original Trustees, and “Trustees” means the trustees of the Trust.

"First Commercial Sale" shall mean the first sale of a Fluorinov Product to a third party not Affiliated with the Purchaser or the Company, on arm's length terms by Purchaser, the Company or any of their Affiliates or Licensees for use after the receipt of a Regulatory Approval in connection therewith. Provision of a Fluorinov Product, whether or not by way of nominal sale, solely for the purposes of test marketing, sampling or promotional uses prior to First Commercial Sale, post approval clinical trial purposes or other non-commercial use shall not be included in the definition of or constitute a First Commercial Sale.

"Fluorinov Compound" shall mean the compounds identified on Section 3.9(a) of the Disclosure Schedule, other than those compounds identified under the heading "CNS Assets".

"Fluorinov Patents" shall mean those patent applications for the Fluorinov patent families listed on Section 3.9(a) of the Disclosure Schedule other than assets identified as "CNS Assets" in that Section, which shall include all related applications and patents thereon, including any and all, international, national and regional phase applications based on the patent applications, and other counterpart applications in all countries, and any and all substitutes, divisionals, continuations and continuations-in-part, and any letters patents that may be obtained therefor, and any and all reissues, extensions, renewals and reexaminations of such applications and patents and any other patents or patent applications thereafter that are based on the Fluorinov patent families listed in the Disclosure Schedule.

"Fluorinov Product" shall mean any product in finished dosage form containing a Fluorinov Compound, the development, manufacture, use or sale of which would (but for ownership rights or a valid license from the Company), infringe one or more issued or pending Valid Claims of a Fluorinov Patent in the country in which it is sold (provided that in the case of a patent application, if the patent (when issued) contains claims which are lesser in scope than those contained in the patent application, then only if the issued patent would be infringed).

"GAAP", when used in respect of accounting terms or accounting determinations, means International Financial Reporting Standards as issued by the International Accounting Standards Board or any successor thereof. For the purposes of any Licensee, "GAAP" shall mean the accounting standard by which such Licensee's financial statements are prepared.

"Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any court, boar, bureau, governmental division, subdivision, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any arbitrator, court or other tribunal).

“indication” means a separate and distinct disease, disorder or medical condition, in humans that a Fluorinov Product is intended to treat, prevent and/or ameliorate.

"Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

"Legal Requirement" shall mean, with respect to any Person, any federal, provincial, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, judgment, rule, regulation, regulatory practice, by-law, directive, policy, guideline, ruling requirement or any published administrative position issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of the Toronto Stock Exchange, NASDAQ or any Governmental Body, including all privacy and anti-spam legislation.

"Licensee" shall mean a third party to whom the Purchaser, the Company or any of their Affiliates has, directly or indirectly granted an arm's length license to any of the Fluorinov Patents (and, for greater certainty, shall include any distributor, sales agent, and any other third party to whom any direct or indirect Licensee has granted a further sublicense of any rights granted by the Company).

“Lock-Up Agreement” shall have the meaning set forth in the Recitals hereto.

"Lump Sum Royalty Payments" shall have the meaning set forth in Section 2.1(a) of this Agreement.

"Majority Shareholders" means any group of Shareholders that collectively held at least 2/3 of the outstanding equity securities of the Company immediately prior to the Closing Date.

“Net Sales” means, with respect to a given period of time commencing after the First Commercial Sale of any Fluorinov Products (such Fluorinov Products being in final form intended for use by the end user) , in arm’s length transactions with third parties (other than Affiliates and Licensees and distributors) during such period, the gross invoice price of Fluorinov Products invoiced and billed in respect of which payment is actually received (i) by Purchaser, Company or any of their respective Affiliates from purchasers (other than Licensees or distributors) of the Fluorinov Product (if sold by Purchaser, the Company or any of their respective Affiliates) or (ii) by Licensees from the end user of the Fluorinov Product, in each case where the sales are in jurisdictions where there are Valid Claims applicable to such Fluorinov Products (and, in the case of item (ii), in respect of which the Licensees have remitted to Purchaser, Company and their respective Affiliates any amounts owing to them by the Licensees in respect of “net sales” under such licensing arrangements), less a provision for the following deductions from such gross amounts as allocable to such Fluorinov Products (if not previously deducted from the gross amount invoiced) to the extent estimated, actually incurred, allowed or taken and included in the invoiced gross sales price; provided, however, all estimated amounts shall be reconciled with such amounts actually incurred, allowed or taken for such items, no less frequently than annually:

(i)

credits or allowances given or made for damaged Fluorinov Products, as applicable, returns or rejections of or uncollectible amounts on Fluorinov Products, as applicable, price adjustments, billing errors and retroactive price reductions; governmental and other rebates (or equivalents thereof) granted to managed health care organizations, pharmacy benefit managers (or equivalents thereof), federal, state/provincial, local and other governments, their agencies and purchasers and reimbursers or to trade customers (including rebates similar to Medicare and/or Medicaid);

(ii)	normal and customary trade, cash and quantity discounts, rebates, allowances and credits allowed or paid;

(iii)

commissions relating to import or transportation of Fluorinov Products paid to third party distributors, brokers or agents (excluding sales personnel, sales representatives and sales agents who are employees or consultants of Purchaser, the Company, their Affiliates or their respective Licensees) in which such commissions are paid by deducting such commissions from the gross sales invoiced for sales to such third parties;

(iv)	reasonable credits for allowances given or made for wastage replacement, and for indigent patient and other similar sales programs;

(v)	transportation costs, including insurance, for outbound freight related to delivery of the Fluorinov Product, all to the extent included in the third party invoice; and

(vi)

sales taxes, duties, value added taxes (but only to the extent such value added tax is actually incurred by, and is not reimbursable, refundable or creditable), tariffs and other taxes directly linked to the sales or import of the Fluorinov Product that are non- refundable, all to the extent included in the third party invoice.

The dollar value of the specific deductions taken under, and the dollar value of the general provisions of (i) through (vii) above shall be adjusted periodically as necessary to reflect amounts actually incurred. Notwithstanding anything herein to the contrary, in all cases Net Sales shall be determined in accordance with GAAP. Consideration for sales of Fluorinov Products for other than cash shall be valued at fair market value at the time the invoice is issued by Purchaser, the Company, their respective Affiliates or Licensees to the purchaser of the Fluorinov Product. Retroactive price reductions, adjustments and rebates may be deducted only so long as they are granted on a basis that does not discriminate inequitably between Fluorinov Products and any other products that may be sold to the same customers.

For greater certainty, “Net Sales” shall not include sales or transfers between members of the group comprised of Purchaser, the Company and their Affiliates and Licensees (unless the Licensee if an end user of such Fluorinov Products).

For greater certainty, provision of a Fluorinov Product for the purpose of conducting preclinical or clinical research in order to obtain regulatory approval shall not be deemed to be a sale, so long as the Fluorinov Product is provided at a price which does not exceed the reasonably estimated cost of production and distribution thereof.

In the event a Fluorinov Product is sold in the form of a combination product containing one or more active ingredients, devices or components in addition to the Fluorinov Product (a “Combination Product”), Net Sales for such Combination Product will be adjusted by multiplying actual Net Sales of such Combination Product by the fraction A/(A + B), where A is the weighted (by sale volume) average invoice price of the Fluorinov Product, if sold separately, and B is the weighted (by sale volume) average invoice price of any other active ingredient, device or component in the combination, if sold separately. If, on a country-by-country basis, the other active ingredient, device or component in the combination is not sold separately, Net Sales shall be calculated by multiplying actual Net Sales of such Combination Product in such country by the fraction A/C, where A is the invoice price of the Fluorinov Product, if sold separately, in such country and C is the invoice price of the Combination Product in such country. If, on a country-by-country basis, neither the Fluorinov Product nor the other active ingredient, device or component of the Combination Product is sold separately, Net Sales shall be determined by the Parties in good faith.

“OICR” means the Ontario Institute for Cancer Research.

"Party" or "Parties" shall mean the Purchaser, the Company and each Shareholder executing this Agreement, and subject to Section 5.10, their permitted heirs, executors, successors and assigns.

"Person" shall mean any individual, Entity or Governmental Body.

"Phase 2b Trial" shall mean a Phase 2 Trial, the results of which, alone or in combination with the results of an earlier trial, would demonstrate the efficacy and safety of a Fluorinov Product for a particular indication in patients with the indication or that would otherwise satisfy the requirements of Part 312 of Title 21 of the United States Code of Federal Regulations or its Canadian, European or foreign equivalent.

"Purchaser" shall have the meaning set forth in the preamble to this Agreement.

"Regulatory Approval" shall mean the approval from a Regulatory Authority for the commercial marketing and sale of a Fluorinov Product in the jurisdiction or jurisdictions overseen by such Regulatory Authority.

"Regulatory Authority" shall mean the United States Food and Drug Administration and the European Medicines Agency.

"Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives of a Person.

"Royalty Payment" shall have the meaning set forth in Section 2.2(a) of this Agreement.

"Share Purchase" shall have the meaning set forth in the Share Purchase Agreement.

"Share Purchase Agreement" shall have the meaning set forth in the recitals to this Agreement.

"Shareholders" shall have the meaning set forth in the preamble to this Agreement and "Shareholder" shall mean any one of them.

"Third Party Amounts" has the meaning outlined in Section 2.2(d) of this Agreement.

"Valid Claim" means a claim in an issued, unexpired or unabandoned patent or in a pending patent application included within the Fluorinov Patents that (a) has not been finally cancelled, withdrawn, abandoned or rejected by any administrative agency or other body of competent jurisdiction, (b) has not been revoked, held invalid, or declared unpatentable or unenforceable in a decision of a court or other government agency or other body of competent jurisdiction that is unappealable or unappealed within the time allowed for appeal, (c) has not been rendered unenforceable through disclaimer or otherwise, and (d) is not lost through an interference proceeding. Notwithstanding the foregoing, if a claim of a pending patent application within the Fluorinov Patents has not issued as a claim of a patent within seven (7) years after the PCT filing date (or the first national filing date if no PCT was filed), such claim shall not be a Valid Claim for the purposes of this Agreement, unless and until such claim issues as a claim of an issued patent (from and after which time the same shall be deemed a Valid Claim subject to subsections (a) and (b) above).